EXHIBIT 4(m)

                                                          GUARANTEED INCOME
                                                              BENEFIT RIDER

Based on Your request, We have issued this optional Guaranteed Income Benefit Rider as part of the Certificate to which it is attached on the Certificate Date. While this rider is In Force, it supplements the Certificate to provide a Guaranteed Income Benefit option.

Definition of New Terms in this Endorsement

Annuitant: For purposes of this rider, the Annuitant is the individual designated on the Specification Pages. The Annuitant is the individual who will receive periodic Guaranteed Income Benefit payments, if You exercise the Guaranteed Income Benefit option.

Guaranteed Income Benefit Base: The amount We will apply to Our Guaranteed Payout Factors to determine the amount of Your Guaranteed Income Benefit payments.

Guaranteed Payout Factors: Determine the amount of Your periodic Guaranteed Income Benefit payments, based on the total Guaranteed Income Benefit Base applied to the Annuity Option You select. Our Guaranteed Payout Factors are presented in this rider and in the Certificate in Tables that show, for each $1,000 of Guaranteed Income Benefit Base applied, the amount of the monthly Guaranteed Income Benefit payments under the Annuity Option selected, depending upon the age of the Annuitant on the date the Guaranteed Income Benefit option is exercised.

The Guaranteed Income Benefit
This optional Guaranteed Income Benefit rider provides for a guaranteed minimum lifetime fixed income benefit. Your right to apply the Adjusted Certificate Value to other annuity options available under the Certificate on Your Income Date using current payout factors will still apply. This optional rider provides You with an additional annuitization option. On Your Income Date, if You exercise the Guaranteed Income Benefit option, We will apply Your Guaranteed Income Benefit Base to Our Guaranteed Payout Factors, described below in this rider, to determine the amount of Your Guaranteed Income Benefit payments.

The Guaranteed Income Benefit Base
The Guaranteed Income Benefit Base shall consist of the greater of: (1) the Certificate's highest "Anniversary Value", as described in the Death Benefits section of the Certificate, prior to age 81 of the Annuitant, and
(2) "Purchase Payments with Interest" (PPI), where Purchase Payments with Interest shall be Purchase Payments, increased at the annual interest rate identified in the Certificate Schedule, credited annually on each Certificate Anniversary prior to age 81 of the Annuitant, and adjusted for withdrawals as further described below.

Calculation of Purchase Payments with Interest
For purposes of determining the Guaranteed Income Benefit amount, We will calculate the PPI value as follows:

If You make no Purchase Payments after the initial Purchase Payment, and no partial withdrawals, PPI shall equal the initial Purchase Payment, increased at the annual interest rate identified in the Certificate Schedule, to the Certificate Anniversary prior to age 81 of the Annuitant.

If You make subsequent Purchase Payments or any partial withdrawals, PPI shall be calculated on each Certificate Anniversary prior to age 81 of the Annuitant as follows:

(1)  On the first Certificate Anniversary:

   (a) Increase the initial Purchase Payment at the annual interest rate identified in the Certificate Schedule, from the Certificate Date until the Anniversary Date. But if there have been subsequent Purchase Payment(s) or partial withdrawal(s) before the first Certificate Anniversary, then:

   (b) Add the subsequent Purchase Payment(s), credited at the annual interest rate identified in the Certificate Schedule from the date of the payment to the current Certificate Anniversary; and

   (c) At the time of any partial withdrawals, (i) decrease the PPI value by the following amount calculated at the time of the partial withdrawal: the partial withdrawal amount (including any associated surrender charge incurred) divided by the Certificate Value immediately preceding the withdrawal, multiplied by the PPI value immediately preceding the withdrawal, and (ii) increase the new PPI value at the annual interest rate identified in the Certificate
     Schedule from the date of the withdrawal to the current Certificate Anniversary.

(2) On each subsequent Certificate Anniversary prior to age 81 of the Annuitant, increase the prior Certificate Anniversary's PPI value at the annual interest rate identified in the Certificate Schedule until the current Certificate Anniversary, but if there is a purchase payment or partial withdrawal made before the current Certificate Anniversary but after the preceding Certificate Anniversary, then the adjustments described in (1)(b) or (c) above shall apply.

(3) On each subsequent Certificate Anniversary on or after age 81 of the Annuitant, the preceding Certificate Anniversary's PPI value will continue to apply (i.e., there are no further guaranteed minimum increases), but if a Purchase Payment or partial withdrawal is made before the current Certificate Anniversary, the preceding Certificate Anniversary's PPI value shall be increased by the amount of any Purchase Payment and decreased at the time of any partial withdrawal by the amount determined under (1)(c)(i) above.

The Purchase Payments with Interest value is calculated only for purposes of determining the value of the Guaranteed Income Benefit rider. The Purchase Payments with Interest calculation is not a part of, and is not credited to, the Certificate Value or Certificate Withdrawal Value.

Annuity Options
The following Annuity Options or any other Annuity Options acceptable to Us may be selected in conjunction with the Guaranteed Income Benefit:

     LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guarantee period, he/she may elect to have the present value of the guaranteed payments remaining commuted and paid in a lump sum. (See Table 5 in the Certificate.)

     LIFE ANNUITY: Annuity Payments during the lifetime of the payee. (See Table 7 below.)

You may select either Annuity Option. If You do not select an Annuity Option, We will apply Life Annuity with Period Certain of 10 Years. Under the Guaranteed Income Benefit, You may only select a Fixed Annuity. You may not select a Variable Annuity. If You purchase Your contract through a qualified, tax-deferred retirement savings plan, You may not be able to choose Option B, but may be able to choose other, shorter period certain with life contingent annuity options.

Election of Optional Guaranteed Income Benefit
The Guaranteed Income Benefit may be elected by the Certificate Owner (and any Joint Certificate Owners, if applicable) only on the Certificate Date. You may not elect the Guaranteed Income Benefit after We have issued the Certificate. Also, You may not elect the optional Guaranteed Income Benefit if the age of the Annuitant on the Certificate Date is over 75.

Revocability
You may revoke the Guaranteed Income Benefit only on the seventh Certificate Anniversary. If You revoke the Guaranteed Income Benefit, then We will not use the Guaranteed Income Benefit option in calculating the amount available for annuitization on the Income Date. If you revoke the Guaranteed Income Benefit, We will not refund any charges collected under this Rider.

Waiting Period and Exercise Restrictions
Annuity Payments under the Guaranteed Income Benefit may not begin until the Guaranteed Income Benefit Waiting Period shown on the Certificate Schedule has run. For example, if the Certificate Schedule shows a ten-year waiting period for the Guaranteed Income Benefit, You may exercise the Guaranteed Income Benefit no earlier than the tenth Certificate Anniversary. You must exercise the Guaranteed Income Benefit option, if at all, within 30 days of a Certificate Anniversary. You may only exercise the Guaranteed Income Benefit during the 30-day period following each Certificate Anniversary after the Guaranteed Income Benefit Waiting Period shown on the Certificate Schedule has expired.

Change of Annuitant or Contingent Annuitant
You have the right under the terms of the Certificate to change by Written Request the Contingent Annuitant, and in certain cases, subject to Our underwriting rules then in effect, the Annuitant. If the existing Annuitant under a Certificate has not reached age 81, and You appoint a new Annuitant, or the Contingent Annuitant becomes the Annuitant as a result of the death of the existing Annuitant, then the age of the new Annuitant will become the measuring age for determining when the Annuitant has reached age
81. If, however, the existing Annuitant has reached age 81, the Certificate's Guaranteed Income Benefit Base prior to age 81 of the Annuitant will have been determined by Us and fixed. Once determined, a Certificate's Guaranteed Income Benefit Base is fixed for the life of the Certificate and We will not readjust it, except for withdrawals or additional Purchase Payments, even if You name a new Annuitant or Contingent Annuitant who is less than age 81.

Charge
The charge for this optional rider is shown in the Certificate Schedule. We will multiply the percentage charge shown in the Certificate Schedule for this optional rider by the current Guaranteed Income Benefit Base, and deduct the result from Certificate Value annually beginning with the first Certificate Anniversary. In cases of full surrender between Certificate Anniversary dates, the charge applied for this optional rider will be calculated on a pro rata basis. In the case of a full surrender of the Certificate for an available Death or Income Benefit, We will waive the Guaranteed Income Benefit charge accrued between date of surrender and the prior Certificate Anniversary. Please refer to Your prospectus for more information on calculation of the Charge for this rider.

Signed for the Company:__________________
                         Secretary

  TABLE 7:  MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH
                              $1,000 APPLIED

Age1  Payment  Age1  Payment  Age1  Payment  Age1  Payment  Age1  Payment

30    $3.05    43    $3.47    56    $4.29    69   $ 6.09    82   $10.79
31     3.07    44     3.52    57     4.38    70     6.31    83    11.39
32     3.10    45     3.56    58     4.47    71     6.55    84    12.03
33     3.12    46     3.61    59     4.57    72     7.80    85    12.72
34     3.15    47     3.67    60     4.68    73     7.07    86    13.45
35     3.18    48     3.72    61     4.80    74     7.37    87    14.24
36     3.21    49     3.78    62     4.93    75     7.69    88    15.08
37     3.24    50     3.84    63     5.06    76     8.04    89    15.98
38     3.28    51     3.90    64     5.21    77     8.41    90    16.92
39     3.31    52     3.97    65     5.36    78     8.82    91    17.93
40     3.35    53     4.04    66     5.52    79     9.25    92    18.99
41     3.39    54     4.12    67     5.70    80     9.73    93    20.11
42     3.43    55     4.20    68     5.89    81    10.24    94    21.31
                                                            95    22.59


_______________________________
1 The annuitant's attained age (age at last birthday) on the Income Date less the specified number of years in the Certificate's setback table for the calendar year in which the Income Date occurs.